FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)

373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2026 and the Unaudited Interim Consolidated Financial Statements of Performance Shipping Inc. (the “Company”) for the six months ended June 30, 2026.

The information contained in this Report on Form 6-K, excluding the statement in Exhibit 99.1 attributed to the Company’s Chief Executive Officer, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-197740), filed with the U.S. Securities and Exchange Commission (the “SEC”) with an effective date of August 13, 2014, the Company’s registration statement on Form F-3 (File No. 333-266946), filed with the SEC with an effective date of August 29, 2022, and the Company’s registration statement on Form F-3 (File No. 333- 295541), filed with the SEC with an effective date of May 21, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(Registrant)

Dated: July 31, 2026	/s/ Andreas Michalopoulos
By: Andreas Michalopoulos
Chief Executive Officer

Exhibit 99.1

Performance Shipping Inc.

Unless otherwise specified herein, references to the “Company” or “we”, “us” and “our” shall include Performance Shipping Inc. and its subsidiaries. The following management’s discussion and analysis should be read in conjunction with our interim unaudited consolidated financial statements and their notes attached hereto. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2026.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2026

Our Operations

We have historically chartered our vessels to customers primarily pursuant to short-term and long-term time charters and on spot voyages, and also through pool arrangements. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges.  Under spot charter arrangements, voyage expenses that are unique to a particular charter are paid for by us. Under our pool arrangements, the pool manager charters our vessels, prices the charters, and is required to pay all voyage costs, including port charges, fuel and canal tolls and to collect receivables. We receive a portion of the total revenues generated by the pool, net of expenses incurred by the pool, and the amount allocated to our participating vessel, is determined in accordance with an agreed-upon formula determined by the margins allocated to our participating vessel based on her age, design and other performance characteristics. In all three types of charters, we remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes, environmental costs, and other miscellaneous expenses. We also pay commissions to unaffiliated shipbrokers, and to related party brokers when they are involved, for the arrangement of the relevant charter.

Factors affecting our results of operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•
Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•
Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys, including the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•
Operating days. We define operating days as the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts as on-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•
Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades and special surveys, including vessel positioning for such events.

•
Time Charter Equivalent (TCE) rates. We define TCE rates as our voyage and time charter revenues, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses mainly include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters, and bareboat charters).

•
Daily Operating Expenses. We define daily operating expenses as total vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses divided by total ownership days for the relevant period.

The following tables reflect our ownership days, available days, operating days, fleet utilization, TCE rate, and daily operating expenses for our total fleet, as well as a calculation for our TCE rates, for the periods indicated.

	For the six months ended June 30,
	2026	2025
Ownership days	1,979	1,169
Available days	1,979	1,169
Operating days	1,971	1,154
Fleet utilization	99.6%	98.7%
Time charter equivalent (TCE) rate	$32,699	$31,521
Daily vessel operating expenses	$7,995	$7,731

	For the six months ended June 30,
	2026	2025
	(in thousands of U.S. dollars, except for available days and TCE rate)
Revenues	$68,431	$39,476
Less: voyage expenses	(3,720)	(2,628)
Time charter equivalent revenues	$64,711	$36,848

Available days	1,979	1,169
Time charter equivalent (TCE) rate	$32,699	$31,521

Voyage and Time Charter Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of days that our vessels operate, and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including:

•	the duration of our charters;
•	our decisions relating to vessel acquisitions and disposals;
•	the amount of time that we spend positioning our vessels;
•	the amount of time that our vessels spend in drydock undergoing repairs;
•	maintenance and upgrade work;
•	the age, condition, and specifications of our vessels;
•	levels of supply and demand in the shipping industry; and
•	other factors affecting spot market charter rates for vessels.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market, or through pool arrangements, generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates, although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on time and spot charters, or through pool arrangements, we mitigate our charter rates fluctuation exposure.

Currently, the vessels in our fleet are employed on time charter voyages. Our charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Since January 1 2024, when the European Union’s Emissions Trading System (“EU ETS”) was extended to cover Carbon dioxide (“CO2”) emissions from ships over 5,000 gross tons entering EU port, our Revenues also included the value of the EUAs to be provided to us pursuant to the terms of our agreements with the charterers of our vessels and the commercial pools in which we participate.

Voyage Expenses

We incur voyage expenses that mainly include port and canal charges, bunker (fuel oil) expenses and commissions. Since January 1, 2024, our voyage expenses also include the value of our EUA obligations to the EU authorities under the EU ETS, and effective January 1, 2025 they also include expenses in connection with the Company’s compliance with the new Fuel EU Maritime Regulation. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the owner of the vessels, while they are on the account of the charterer when vessels are time-chartered. Laid-up vessels, if any, do not incur bunkers costs. However, at times when our vessels are off-hire due to other reasons, we incur port and canal charges and bunker expenses.

We have paid commissions ranging from 1.25% to 6.50% of the total daily charter hire rate of each charter to unaffiliated shipbrokers, depending on the number of brokers involved with arranging the charter, and to Pure Brokerage and Shipping Corp. (or “Pure Brokerage”), a related party shipbroker.  Our in-house fleet manager, Performance Shipping Management Inc., (or our “Manager”), our wholly-owned subsidiary, receives a commission that is equal to 2% of our gross revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission is eliminated from our consolidated financial statements as an intercompany transaction.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, environmental costs, lay-up expenses, and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, health-related disruptions or the war in Ukraine, which could cause our crew costs and other operating expenses to increase, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, Performance Shipping Management Inc. has established an operating expense budget for each vessel and performs the day-to-day management of our vessels under separate management agreements with our vessel-owning subsidiaries. We monitor the performance of our Manager by comparing actual vessel operating expenses with the operating expense budget for each vessel.

 Vessel Depreciation and Amortization of Deferred Charges

We depreciate all our vessels on a straight-line basis over their estimated useful lives, which we estimate to be 25 years for our tanker vessels from the date of their initial delivery from the shipyard. Depreciation is based on the cost less the estimated salvage values. Each vessel's salvage value is the product of her light-weight tonnage and estimated scrap rate, which is estimated at $350 per light-weight ton for all vessels in our fleet. We believe that these assumptions are common in the tanker industry.

We follow the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next dry-docking will be scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale. Unamortized dry-docking costs of vessels classified as held for sale are written off as impairment charges when these vessels’ carrying values are impaired as a result of their classification.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore-related expenses such as legal and professional expenses. Certain of our general and administrative expenses have been provided for under our Brokerage Services Agreement with Pure Brokerage. We also incur payroll expenses of employees and general and administrative expenses reflecting the costs associated with running a public company, including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees, and legal and accounting costs related to our compliance with public reporting obligations.

Gain / Loss on Sale of Vessels

Depending on market conditions and as we gradually replace our fleet with younger vessels, we dispose from time to time certain of our vessels. At the time of the sale, we incur a gain or loss which is the difference between the sale proceeds and the vessel’s carrying amount, plus any unamortized dry-dock costs, less costs to sell. For June 30, 2025, we incurred a gain on the sale of the vessel P. Yanbu amounting to $19.5 million, whereas no sale of vessel was completed during the six months ended June 30, 2026

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel-specific debt. As of June 30, 2026 and December 31, 2025, our aggregate outstanding debt including the Nordic Bond, amounted to $316.1 million and $228.7 million, respectively. We expect to manage any exposure in interest rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

Interest Income

Interest earned on cash and cash equivalents and restricted cash constitutes our interest income, which is separately presented in the interim unaudited consolidated statement of operations.

The following table presents interim unaudited results of operations for the six month periods ended June 30, 2026 and 2025. This information was derived from the interim unaudited financial statements of operations for the respective periods.

Results of Operations	For the Six Months Ended June 30,
	2026	2025	Variation	% change
	in millions of U.S. dollars
Revenue	68.4	39.5	28.9	73.2%
Voyage expenses	(3.7)	(2.6)	(1.1)	42.3%
Vessel operating expenses	(15.8)	(9.0)	(6.8)	75.6%
Depreciation and amortization of deferred charges	(12.3)	(6.5)	(5.8)	89.2%
General and administrative expenses	(4.4)	(3.9)	(0.5)	12.8%
Gain on vessel’s sale	0.0	19.5	(19.5)	(100%)
Foreign currency gains / (losses)	0.1	(0.1)	0.2	(200%)
Interest and finance costs	(11.6)	(0.1)	(11.5)	11500%
Interest income	1.5	1.7	(0.2)	(11.8%)
Net income	22.1	38.5	(16.4)	(42.6%)

For the six months ended June 30, 2026, compared to the six months ended June 30, 2025

Net income for the six months ended June 30, 2026, amounted to $22.1 million, compared to net income of $38.5 million for the same period in 2025. The net income for the six months ended June 30, 2025 was affected by the gain on vessel’s sale of $19.5 million in connection with the disposal of the vessel P. Yanbu in March 2025.

Revenue for the six months ended June 30, 2026, amounted to $68.4 million, compared to $39.5 million for the same period in 2025. This increase was mainly attributable to the increase in ownership days following the delivery of the newbuilding vessels P. Massport, P. Tokyo and P. Marseille in July 2025, September 2025, and January 2026, respectively, and also of the secondhand Suezmax vessels P. Bel Air and P. Beverly Hills in December 2025, partly offset by the sale of the P. Yanbu in March 2025. Fleetwide, the average TCE rate for the first six months of 2026 was $32,699, compared with an average rate of $31,521 for the same period in 2025.

Voyage Expenses for the six months ended June 30, 2026, amounted to $3.7 million, compared to $2.6 million for the same period in 2025. Voyage expenses of our tanker vessels mainly consist of bunkers costs, port and canal expenses, and commissions paid to third-party brokers, and also include expenses in connection under the EU ETS and the Fuel EU Maritime Regulation. The increase of the voyage expenses was mainly attributable to the increase of commissions, which are calculated as a percentage of revenues.

Vessel Operating Expenses for the six months ended June 30, 2026, amounted to $15.8 million, compared to $9.0 million for the same period of 2025 and mainly consist of expenses for running and maintaining our vessels, such as crew wages and related costs, consumables and stores, insurances, repairs and maintenance, environmental compliance costs and other miscellaneous expenses. The increase in vessel operating expenses was mainly attributable to the increase in the average number of tanker vessels owned by us, after the delivery of three newbuildings and the acquisition of two secondhand tanker vessels from July 2025 to January 2026, and the slight increase in the daily operating expenses of our tanker vessels from $7,731 in the first six months of 2025 to $7,995 in the first six months of 2026. The daily operating expenses mainly increased due to increased daily stores and spares costs.

Depreciation and amortization of deferred charges for the six months ended June 30, 2026, amounted to $12.3 million, compared to $6.5 million for the same period in 2025, and represents the depreciation and amortization expense of our tanker vessels. The increase of $5.8 million was attributable to the increase in depreciation, due to the increase in our fleet.

General and administrative expenses for the six months ended June 30, 2026, amounted to $4.4 million, compared to $3.9 million for the same period in 2025, and mainly consist of payroll expenses of office employees, consultancy fees, brokerage services fees, legal fees and audit fees. The increase was mainly attributable to increased payroll costs.

Gain on Vessel’s Sale during the six-months ended June 30, 2025 amounted to $19.5 million, and related to the sale of the vessel P. Yanbu; during the six months ended June 30, 2026 there were no vessel disposals.

Interest and Finance Costs were $11.6 million for the period ended June 30, 2026, compared to $0.1 million for the same period in 2025. Interest and finance costs include the interest expense on our bond, bank loans, sale and leaseback financing, and capitalized interest for our four newbuilding vessels. The increase is attributable to the increase of our average debt and the increased average interest rates for our outstanding debt after the issuance of our $100.0 million bond in July 2025 and the following tap issue of $50.0 million in January 2026, Theaverage interest rates on our outstanding debt , including bonds were 7.26% for the first six months of 2026, compared to 5.57% in the first six months of 2025.

Interest Income was $1.5 million for the period ended June 30, 2026, compared to $1.7 million for the same period in 2025. The amount relates solely to interest earned from time deposits. The decrease mainly derived from the decrease in the amount of time deposits in the first six months period June 30, 2026, in comparison with the same period in prior year, as a result of the decrease of our average cash and cash equivalents balances and decrease average interest rates.

Impact of Inflation and Interest Rate Increases

We experience the effects of inflationary pressures in the United States of America, Eurozone and other countries, although inflation has moderated from recent peak levels. Geopolitical developments, including the war in Ukraine and ongoing political unrest and conflicts in the Middle East, continue to contribute to volatility in energy and commodity prices, which continue to have a moderate effect on our operating expenses. Policy interest rates remain elevated following a period of rapid and substantial increases, as central banks in certain developed countries raised interest rates in an effort to subdue inflation. The eventual implications of persistently tighter monetary policy, and potentially higher long-term interest rates, may result in a higher cost of capital for our business.

Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations, equity contributions from shareholders, and long- and medium-term debt. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. Our main uses of funds have been capital expenditures for the acquisition of new vessels, construction of newbuildings, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of loans, and payments of dividends. At times when we are not restricted by our lenders from acquiring additional vessels, we will require capital to fund vessel acquisitions and debt service.

As of June 30, 2026, and December 31, 2025, our working capital, which is current assets minus current liabilities, including the current portion of long-term debt, was $123.9 million and $31.8 million, respectively. The increase in our working capital as of June 30, 2026 is mainly attributable to the classification as held for sale in current assets of the two vessels P. Sophia and P. Aliki, whose aggregate net book value plus the unamortized drydock costs amounted to $51.5 million. We expect that we will fund our operations with cash on hand, cash generated from operations, debt and equity offerings, or a combination thereof, in the twelve-month period ending one year after the financial statements' issuance.

Cash Flow

As of June 30, 2026, cash and cash equivalents (including restricted cash of $1.0 million) amounted to $105.9 million, compared to $49.2 million (including restricted cash of $1.1 million) as of December 31, 2025. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities for the six-month period ended June 30, 2026, amounted to $42.7 million, compared to $26.8 million used in operating activities for the six-month period ended June 30, 2025. The improvement was primarily attributable to higher revenues resulting from the expansion of our fleet.

Net Cash Provided By / (Used In) Investing Activities

Net cash used in investing activities in the six months ended June 30, 2026 was $70.7 million, and net cash provided by investing activities in the six months ended June 30, 2025 was $3.3 million. The variance is mainly attributable to the $36.1 million we paid for the acquisition of the vessel P. Marseille in the six months ended June 30, 2026 and the proceeds of $36.9 million we received in the six months ended June 30, 2025 from the sale of the vessel P. Yanbu. Also, in the six months ended June 30, 2026 and 2025, we made payments for our newbuilding vessels of $34.3 million and $33.6 million, respectively.

Net Cash Provided By / (Used) In Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2026, was $84.7 million, consisting of $45.0 million in loan proceeds, $51.5 million in proceeds from bonds (including premium), partially offset by $7.6 million in loan repayments, $1.3 million paid to redeem Series B preferred stock, $2.0 million in financing fees, and $0.9 million in cash dividends paid on Series B and Series C preferred shares.

Net cash used in financing activities in the six months ended June 30, 2025 was $4.7 million and consists of loan repayments of $3.8 million and cash dividends on Series B and C preferred shares of $0.9 million.

Capital Expenditures

Our future capital expenditures relate to the purchase of tanker vessels, vessels under construction and vessel upgrades. We also expect to incur additional capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades results in increased cash flow needs which we will fund with cash on hand.

Recent Developments

On July 7, 2026, we entered into a supplemental loan agreement with Nordea, pursuant to which the maturity date of the existing facility was extended to July 2030, the quarterly principal instalments were reduced, and the applicable margin was reduced. Except as amended by the supplemental loan agreement, all other terms and conditions of the loan agreement remained unchanged.

On July 15, 2026, our vessel P. Sophia was delivered to its new owners in accordance with the terms of the previously executed Memorandum of Agreement. Upon delivery, we received from the buyers the agreed sale proceeds.

On July 24, 2026, we made a prepayment of $12.8 million to Alpha Bank in connection with the future sale of the vessel P. Aliki. The remaining debt relating to the vessel P. Long Beach under the same loan agreement remained unchanged.

PERFORMANCE SHIPPING INC.

PERFORMANCE SHIPPING INC.
Consolidated Balance Sheets as at June 30, 2026 and December 31, 2025
(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	June 30, 2026	December 31, 2025
CURRENT ASSETS:
Cash and cash equivalents	$104,933	$48,172
Accounts receivable, net (Note 3)	4,099	6,293
Restricted cash, current (Note 7)	500	-
Inventories	2,499	949
EU allowances (Note 3)	198	198
Prepaid expenses and other assets	2,947	2,398
Vessels held for sale (Note 6)	51,477	-
Total current assets	166,653	58,010

FIXED ASSETS:
Advances for vessels under construction and other vessels’ costs (Note 5)	50,399	48,725
Vessels, net (Note 6)	456,362	449,689
Property and equipment, net	312	58
Total fixed assets	507,073	498,472

NON-CURRENT ASSETS:
Restricted cash, non-current (Note 7)	500	1,089
Right of use asset under operating leases	14	67
Deferred charges, net (Note 6)	585	2,215
Total non-current assets	1,099	3,371
Total assets	$674,825	$559,853

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing costs (Note 7)	$22,924	$12,391
Accounts payable, trade and other	3,151	3,408
Due to related parties (Note 4)	282	17
Accrued liabilities (Note 7)	9,273	9,226
Deferred revenue (Note 3)	5,952	-
Lease liabilities, current	14	67
EU allowances liability, current (Note 3)	1,077	1,077
Total current liabilities	42,673	26,186

LONG-TERM LIABILITIES:
Long-term debt, net of unamortized deferred financing costs (Note 7)	141,302	114,799
Bonds, net of unamortized premiums, discounts and deferred financing costs (Note 7)	145,808	95,142
Other liabilities, non-current	274	262
EU allowances liability, non-current (Note 3)	1,365	-
Commitments and contingencies (Note 8)	-	-
Fair value of warrants’ liability (Note 9)	24	30
Total long-term liabilities	288,773	210,233

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, 0 and 50,726 Series B, and 1,423,912 and 1,423,912 Series C issued and outstanding as at June 30, 2026, and December 31, 2025, respectively (Note 9)	14	15
Common stock, $0.01 par value; 500,000,000 shares authorized; 12,432,158 and 12,432,158 issued and outstanding as at June 30, 2026, and December 31, 2025, respectively (Note 9)	124	124
Additional paid-in capital (Note 9)	530,563	534,269
Other comprehensive income	102	102
Accumulated deficit	(187,424)	(211,076)
Total stockholders’ equity	343,379	323,434
Total liabilities and stockholders’ equity	$674,825	$559,853

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Operations
For the six months ended June 30, 2026 and 2025
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2026	2025
REVENUE:
Revenue (Note 3)	$68,431	$39,476

EXPENSES:
Voyage expenses	3,720	2,628
Vessel operating expenses	15,822	9,037
Depreciation and amortization of deferred charges (Note 6)	12,273	6,475
General and administrative expenses (Notes 4, 8 and 9)	4,426	3,856
Gain on vessel’s sale (Note 6)	-	(19,456)
Provision for credit losses (Note 3)	-	27
Foreign currency (gains) / losses	(62)	69
Operating income	$32,252	$36,840

OTHER INCOME / (EXPENSES)
Interest and finance costs (Notes 5 and 7)	(11,631)	(78)
Interest income	1,504	1,737
Changes in fair value of warrants’ liability (Note 9)	6	2
Total other income / (expenses), net	$(10,121)	$1,661

Net income	$22,131	$38,501

Deemed contribution from preferred stockholders in relation to the redemption of Series B preferred shares (Notes 9 and 10)	2,436	-
Dividends on preferred stock (Note 10)	(915)	(915)

Net income attributable to common stockholders	$23,652	$37,586

Earnings per common share, basic (Note 10)	$1.90	$3.02

Earnings per common share, diluted (Note 10)	$0.63	$1.00

Weighted average number of common shares, basic (Note 10)	12,432,158	12,432,158

Weighted average number of common shares, diluted (Note 10)	39,096,650	38,667,584

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Comprehensive Income
For the six months ended June 30, 2026 and 2025
(Expressed in thousands of U.S. Dollars)

	2026	2025

Net income	$22,131	$38,501
Comprehensive income	$22,131	$38,501

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Stockholders’ Equity
For the six months ended June 30, 2026 and 2025
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Preferred Stock			Additional	Other
	# of	Par	# of	# of	Par	Paid-in	Comprehensive	Accumulated
	Shares	Value	B Shares	C Shares	Value	Capital	Income	Deficit	Total
Balance, December 31, 2024	12,432,158	$124	50,726	1,423,912	$15	$534,269	53	$(259,218)	$275,243
- Net income	-	-	-	-	-	-	-	38,501	38,501
- Dividends declared and paid on Series B preferred shares (at $0.50 per share) (Note 9)	-	-	-	-	-	-	-	(26)	(26)
- Dividends declared and paid on Series C preferred shares (at $0.625 per share) (Note 9)	-	-	-	-	-	-	-	(889)	(889)
Balance, June 30, 2025	12,432,158	$124	50,726	1,423,912	$15	$534,269	$53	$(221,632)	$312,829

Balance, December 31, 2025	12,432,158	$124	50,726	1,423,912	$15	$534,269	$102	$(211,076)	$323,434
- Net income	-	-	-	-	-	-	-	22,131	22,131
- Deemed contribution from the preferred stockholders in relation to the redemption of Series B preferred shares (at $25.041 per share) (Note 9)	-	-	(50,726)	-	(1)	(3,706)	-	2,436	(1,271)
- Dividends declared and paid on Series B preferred shares (at $0.50 per share) (Note 9)	-	-	-	-	-	-	-	(26)	(26)
- Dividends declared and paid on Series C preferred shares (at $0.625 per share) (Note 9)	-	-	-	-	-	-	-	(889)	(889)
Balance, June 30, 2026	12,432,158	$124	-	1,423,912	$14	$530,563	$102	$(187,424)	$343,379

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Unaudited Interim Consolidated Statements of Cash Flows
For the six months ended June 30, 2026 and 2025
(Expressed in thousands of U.S. Dollars)

	2026	2025
Cash Flows provided by Operating Activities:
Net income	$22,131	$38,501
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of deferred charges (Note 6)	12,273	6,475
Amortization of deferred financing costs and bonds discounts	781	47
Changes in fair value of warrants’ liability	(6)	(2)
Gain on vessel’s sale (Note 6)	-	(19,456)
(Increase) / Decrease in:
Accounts receivable	2,194	1,950
Inventories	(1,550)	(137)
EU allowances	-	(86)
Prepaid expenses and other assets	(549)	589
Right of use asset under operating leases	53	38
Increase / (Decrease) in:
Accounts payable, trade and other	(257)	446
Due to related parties	265	(395)
Accrued liabilities	47	(1,186)
Deferred revenue	5,952	(62)
Other liabilities, non-current	12	163
EU allowances liability	1,365	-
Lease liabilities under operating leases	(53)	(38)
Net Cash provided by Operating Activities	$42,658	$26,847
Cash Flows (used in) / provided by Investing Activities:
Advances for vessels under construction and other vessel costs (Note 5)	(34,311)	(33,639)
Vessel acquisitions and other vessels’ costs (Note 6)	(36,116)	-
Proceeds from sale of vessels, net of expenses (Note 6)	-	36,948
Property and equipment additions	(294)	(6)
Net Cash (used in) / provided by Investing Activities	$(70,721)	$3,303
Cash Flows provided by / (used in) Financing Activities:
Proceeds from long-term debt (Note 7)	45,000	-
Proceeds from bonds, including premiums (Note 7)	51,500	-
Repayments of long-term debt (Note 7)	(7,566)	(3,766)
Redemption of Series B preferred shares (Note 9)	(1,271)	-
Payments of financing costs (Note 7)	(2,013)	-
Cash dividends (Note 10)	(915)	(915)
Net Cash provided by / (used in) Financing Activities	$84,735	$(4,681)
Net increase in cash, cash equivalents and restricted cash	$56,672	$25,469
Cash, cash equivalents and restricted cash at beginning of the year	$49,261	$71,314
Cash, cash equivalents and restricted cash at end of the period	$105,933	$96,783
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents at the end of the period	$104,933	$95,783
Restricted cash at the end of the period	1,000	1,000
Cash, cash equivalents and restricted cash at the end of the period	$105,933	$96,783
SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash financing activities (Note 9)	$2,436	$-
Non-cash investing activities	$-	$(194)
Interest payments, net of capitalized amounts	$9,298	$1,339

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)

1.	General Information

Company’s identity

The accompanying unaudited interim consolidated financial statements include the accounts of Performance Shipping Inc. (or “Performance”) and its wholly-owned subsidiaries (collectively, the “Company”). Performance was incorporated as Diana Containerships Inc. on January 7, 2010, under the laws of the Republic of the Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act. On February 19, 2019, the Company’s Annual Meeting of Shareholders approved an amendment to the Company’s Amended and Restated Articles of Incorporation to change the name of the Company from “Diana Containerships Inc.” to “Performance Shipping Inc.”, which was effected on February 25, 2019.  The Company’s common shares trade on the Nasdaq Capital Market under the ticker symbol “PSHG”.

The Company is a global provider of shipping transportation services through the ownership of tanker vessels, while it owned container vessels since its incorporation through August 2020. The Company operates its fleet through Performance Shipping Management Inc. (or the “Manager”), a wholly-owned subsidiary. The fees payable to Performance Shipping Management Inc. are eliminated in consolidation as intercompany transactions.

Financial Statements’ presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2025 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2026 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2026 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2026.
The consolidated balance sheet as of December 31, 2025 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Other matters

Various macroeconomic factors, including inflation, higher interest rates, global supply chain constraints, and broader economic uncertainty, could adversely affect the Company’s results of operations, financial condition, cash flows, and the ability to pay dividends. Additionally, fluctuations in tankers’ spot charter rates may also impact the Company’s revenues.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
Global economic conditions remain uncertain due to geopolitical tensions, armed conflicts, such as those involving Russia and Ukraine, Israel and Iran, the U.S. and Iran, the instability in the Middle East, the Red Sea, Venezuela and other regions, as well as strategic tensions among major economies such as the U.S., China, and their allies. Further prolonged disruption of shipping through the Strait of Hormuz or potentially the Red Sea, waterways essential to the shipment of crude oil and refined petroleum, may continue to affect tankers’ spot charter rates and disrupt the global tanker industry.  Currently, neither the Company’s contracts nor its financial results have been adversely affected by these challenges and conflicts. However, it is possible that third parties with whom the Company has or will have future contracts may be impacted.

The world economy faces also other challenges including tariffs, trade wars, global public health threats such as the outbreak of pandemics and epidemics. The Company monitors inflation in the United States, Eurozone, and other regions, which are impacted by global geo-political conditions and the likely shift in policy following numerous elections around the world. Additionally, the Company monitors changes in tariffs, trade barriers, and embargos, including recently imposed or announced tariffs by the U.S. and the effects of retaliatory tariffs from affected countries.

The extent and duration of these geopolitical and economic developments remain uncertain. Prolonged disruptions or conflicts could decrease worldwide demand for goods and seaborne trade, making the overall impact on the tanker market and the Company’s business difficult to predict.

2.	Significant Accounting Policies and Recent Accounting Pronouncements

The Company has determined that it operates under one reportable segment, that of operating tanker vessels, and the assets of such segment are presented under the caption Total assets in the accompanying consolidated balance sheets. The accounting policies applied to the reportable segment are the same as those used in the preparation of the Company’s consolidated financial statements.

A discussion of the Company’s significant accounting policies and the recent accounting pronouncements can be found in Note 2 of the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 27, 2026. There have been no material changes to these policies or pronouncements during the six months ended June 30, 2026, except for:

Allowance for Doubtful Accounts and Provision for Credit Losses:

The Company, following the Accounting Standard Update (“ASU”) No. 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, issued in July 2025, adopted the practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the asset when developing a reasonable and supportable forecast as part of estimating expected credit losses on these assets, effective January 1, 2026. There was no material impact for the Company due to the foregoing ASU’s amendments, since as of December 31, 2025 and June 30, 2026, the Company’s outstanding receivables and contracts assets accounted for under ASC 606 were not significant.

Recent Accounting Pronouncements – Not yet adopted:

In May 2026, the FASB issued ASU 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818) establishing guidance on how to recognize, measure, present and disclose environmental credits and certain related obligations that can be settled with environmental credits. For public business entities, the amendments are effective for annual reporting periods beginning after 15 December 2027, and interim periods within those annual reporting periods. For all other entities, the amendments are effective for annual reporting periods beginning after 15 December 2028, and interim periods within those annual reporting periods. Early adoption is permitted. Entities are required to apply the guidance on a retrospective basis by recognizing a cumulative effect adjustment to retained earnings at the date of initial application (prior annual periods are not recast). The Company is currently assessing the impact of this ASU on its consolidated financial statements.

3.	Revenue, Accounts Receivable, net, and Deferred Revenue

The Company’s tanker vessels are employed under various types of charters and accordingly, the Company disaggregates its revenue from contracts with customers by the type of charter (time charters, spot charters and pool charters).

The following table presents the Company’s revenues by charter type for the six months ended June 30, 2026 and 2025, as well as the balance of accounts receivable, net, as of six months ended June 30, 2026 and December 31, 2025.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
	For the six months ended June 30,
Charter type	2026	2025
Time charters	$68,359	$31,978
Pool arrangements	72	5,131
Voyage charters	-	2,367
Total Revenue	$68,431	$39,476

	As of June 30,	As of December 31,
Charter type	2026	2025
Time charters	$4,071	$5,220
Pool arrangements	-	923
Voyage charters	28	150
Total Acc. Receivable, net	$4,099	$6,293

There were no contract assets included in the receivable balances from spot voyages as of June 30, 2026 and December 31, 2025, respectively.

The following table presents the charterers that accounted for more than 10% of the Company’s revenues for the six months ended June 30, 2026, and 2025:

Charterer	2026	2025
A	11%	19%
B	25%	-
C	20%	-
D	20%	16%
E	-	16%
F	-	17%
G	-	12%
H	-	12%

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
The maximum aggregate amount of loss due to credit risk, net of related allowances, that the Company would incur if the aforementioned charterers failed completely to perform according to the terms of the relevant charter parties, amounted to $1,251 and to $3,369 as of June 30, 2026 and 2025, respectively.

Deferred Revenue relates solely to cash received up-front from the Company’s time-charter contracts and as of June 30, 2026, and December 31, 2025, it amounted to $5,952 and $nil, respectively, and is separately presented in the accompanying consolidated balance sheets.

EU ETS Emissions Allowances (“EUAs”):

As of June 30, 2026, and December 31, 2025, the Company’s obligation to surrender EU Emissions Allowances (“EUAs”) to the relevant EU authorities amounted to $2,442 and $1,077, respectively, and is presented as EU allowances liability, current, and EU allowances liability, non-current, in the accompanying consolidated balance sheets.

As of June 30, 2026, and December 31, 2025, EUAs purchased by the Company or received from charterers are included in current assets in EU allowances in the accompanying consolidated balance sheets and amounted to $198 and $198, respectively. Amounts due from charterers in respect of EUAs amounted to $2,317 and $952, respectively, and are included in Accounts receivable, net in the accompanying consolidated balance sheets.

For the six months ended June 30, 2026, and 2025, the value of EUAs recognized in the accompanying unaudited interim statements of operations within Revenues amounted to $1,365 and $435, respectively, and within Voyage Expenses amounted to $1,365 and $422, respectively.

Allowance for Doubtful Accounts and Provision for Credit Losses:

As of June 30, 2026, and December 31, 2025, the aggregate balance of the Company’s allowance for expected credit losses on its freight and demurrage receivables, and the allowance for doubtful accounts, was $2 and $66, respectively, and is included in Accounts receivable, net in the accompanying consolidated balance sheets.

Allowances for doubtful accounts recognized as a result of the collectability assessment of receivables, are recorded as a direct deduction to Revenue and for the six months ended June 30, 2026, and 2025 amounted to $nil and $131, respectively.

For the six months ended June 30, 2026, and 2025, Provision for credit losses and write offs in the accompanying unaudited interim consolidated statements of operations includes changes in the allowance for expected credit losses of $0 and $27, respectively.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
No allowance was recorded on insurance claims as of June 20, 2026, and December 31, 2025, as the related balances were immaterial. In addition, no allowance was recorded for cash equivalents, as substantially all cash balances at each balance sheet date were on time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed.

4.	Transactions with Related Parties

Pure Brokerage and Shipping Corp. (“Pure Brokerage”): Pure Brokerage, a company controlled by the Company’s Chairperson of the Board and controlling shareholder Aliki Paliou, provides brokerage services to the Company since June 15, 2020, pursuant to a Brokerage Services Agreement for a fixed monthly fee per each tanker vessel owned by the Company. Pure Brokerage may also, from time to time, receive sale and purchase commissions and chartering commissions on the gross revenue of the tanker vessels, depending on the respective charter parties’ terms.

For the six months ended June 30, 2026, and 2025, commissions to Pure Brokerage amounted to $824 and $480, respectively, and are included in Voyage expenses in the accompanying unaudited interim consolidated statements of operations. Also, for the six months ended June 30, 2026, and 2025, brokerage fees to Pure Brokerage amounted to $233 and $172, respectively, and are included in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations. Moreover, brokerage commissions for the acquisition of the two newbuilding Suezmax vessels amounted to $3,260 and $nil, respectively, are included in Advances for vessels under construction and other vessels’ costs in the accompanying consolidated balance sheets as of June 30, 2026. As of June 30, 2026, and December 31, 2025, an amount of $162 and $17 respectively, was payable to Pure Brokerage and is reflected in Due to related parties in the accompanying consolidated balance sheets.

Mango Shipping Corp (“Mango”):

The Company’s Series C Preferred stock (Note 9) is entitled to an annual dividend of 5.00%, and part of this stock is held by Aliki Paliou, through Mango, and by Andreas Michalopoulos, the Company’s Chief Executive Officer. As of June 30, 2026, and December 31, 2025, Mango held 1,314,792 Series C preferred shares, and Andreas Michalopoulos held 56,342 Series C preferred shares. For the six months ended June 30, 2026 and 2025, dividends declared and paid to Mango on its Series C preferred shares amounted to $822 and $822 respectively (or $0.625 per each Series C preferred share). On June 30, 2026, and 2025, accrued and not paid dividends on the Series C preferred shares held by Mango, amounted to $68 and $68, respectively. For the details of the terms of the Series C preferred stock, please refer to Note 9.

5.	Advances for Vessels Under Construction and Other Vessels’ Costs

On January 13, 2026, the Company took delivery of the newbuilding tanker vessel Hull 1597, which was subsequently renamed “P. Marseille”. During the six months ended June 30, 2026, the Company paid the final installment to the shipyard amounting to $35,665, capitalized interest of $70, as well as other construction-related costs of $376. Upon delivery, a total of $68,753 was reclassified from Advances for Vessels Under Construction and Other Vessels’ Costs to Vessels’, net (Note 6). This amount comprised pre-delivery installments to shipyard $64,845, capitalized interest of $1,813, and other capitalized costs of $2,095.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
On March 2, 2026, the Company, through its wholly owned subsidiaries Saint Lucia Shipping Company Inc. and Martinique Shipping Company Inc., entered into two shipbuilding contracts with China Shipbuilding Trading Co. Ltd. and Shanghai Waigaoqiao Shipbuilding Co. Ltd. for the construction of two 158,000 DWT Suezmax tanker vessels, Hull 1627 and Hull 1628. During the six months ended June 30, 2026, the Company paid the first shipyard installment of $12,225 for each vessel, and also capitalized aggregate interest of $376 and other construction-related costs (including commissions to Pure – Note 4) of $3,273. The vessels are expected to be delivered in October 2028 and May 2029, respectively, at a contract price of $81,500 per vessel. Under the terms of the shipbuilding contracts, the Company is required to pay an additional 10% of the contract price at each of the steel cutting, keel laying, and launching milestones, with the remaining 55% payable upon delivery of each vessel.

During the six months ended June 30, 2026, the Company also paid the third shipyard installment of $5,653 for the construction of the newbuilding vessel Hull 1624. In addition, during the same period, the Company capitalized interest other construction-related costs of $564 in connection with the construction of this Hull.

The movement in Advances for vessels under construction and other vessels’ costs from December 31, 2025, through June 30, 2026, is presented in the table below:

	Predelivery Installments	Capitalized costs	Total
Balance, December 31, 2025	$43,314	$5,411	$48,725
- transfer to Vessels, net	(64,845)	(3,908)	(68,753)
- predelivery installments to shipyard	65,768	-	65,768
- predelivery capitalized costs	-	4,659	4,659
Balance, June 30, 2026	$44,237	$6,162	$50,399

6.	Vessels, net

Newbuilding Vessels’ Delivery

On January 13, 2026, the Company took delivery of the of the newbuilding vessel H1597, which was named “P. Marseille”, constructed at Shanghai Waigaoqiao Shipbuilding Co. Ltd. in the People’s Republic of China (Note 5). Upon delivery, a total of $68,753 was reclassified from Advances for Vessels Under Construction and Other Vessels’ Costs to Vessels’, net. The vessel was partially financed through a sale-and-leaseback agreement with unaffiliated parties, under which $45,000 was provided upon delivery of the vessel from shipyard (Note 7).

Vessels Held for Sale

During the six months ended June 30, 2026, the Company entered into agreements to sell two of its Aframax tanker vessels.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
On February 17, 2026, the Company entered into a Memorandum of Agreement to sell its 2009-built, Aframax tanker vessel, “P. Sophia”, to an unaffiliated third party for a gross sale price of $35,650. The vessel was delivered to its new owners on July 15, 2026 (Note 12), subject to customary closing conditions. Until June 2026, “P. Sophia” served as collateral under the Company’s bond agreement (Note 7) and upon execution of the amended and restated bond agreement, the mortgage on the vessel was released. As of February 17, 2026, the vessel met the ASC 360 criteria to be classified as held for sale and was recorded at the lower of its carrying amount and fair value, less costs to sell. No impairment loss was recognized upon its classification as held for sale.
On April 14, 2026, the Company entered into a Memorandum of Agreement to sell its 2010-built, Aframax tanker vessel, “P. Aliki”, to an unaffiliated third party for a gross sale price of $42,650. The vessel is expected to be delivered to its new owners by the end of the third quarter of 2026, subject to customary closing conditions. The vessel served through July 2026 as collateral under the Company’s loan agreement with Alpha Bank (Note 7), at which time the Company partially repaid outstanding borrowings under that facility (Note 12). As of April 14, 2026, the vessel met the ASC 360 criteria to be classified as held for sale and was recorded at the lower of its carrying amount and fair value, less costs to sell. Also, the corresponding liabilities of the held for sale vessel have been classified as current as of April 14, 2026 (Note 7). No impairment loss was recognized upon its classification as held for sale.

In accordance with the applicable accounting guidance, depreciation ceased for both vessels upon their classification as held for sale and an aggregate value of $50,290, together with unamortized drydock costs of $1,187, were transferred to Vessels held for sale.

Vessel’s Disposal

In February 2025, the Company, through its subsidiary Arno Shipping Company Inc., entered into a memorandum of agreement to sell the Aframax tanker vessel “P. Yanbu” to an unrelated party for an aggregate gross price of $39,000. The vessel was delivered to its new owners in March 2025, and the Company received the sale proceeds in accordance with the terms of the contract. For the six months ended June 30, 2025, the gain on sale of vessel, net of direct to sale expenses, amounted to $19,456 and is reflected in Gain on vessel’s sale in the accompanying unaudited interim consolidated statements of operations.

The amounts of Vessels, net, in the accompanying consolidated balance sheets are analyzed as follows:

	Vessels’ Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2025	$497,838	$(48,149)	$449,689
- Vessels’ acquisitions transferred from advances	68,753	-	68,753
- Vessels’ transferred to Held for Sale	(64,702)	14,412	(50,290)
- Depreciation	-	(11,790)	(11,790)
Balance, June 30, 2026	$501,889	$(45,527)	$456,362

7.	Long-Term Debt and Bonds

The amounts of long-term debt and bonds shown in the accompanying consolidated balance sheets are analyzed as follows:

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
	June 30, 2026	Current	Non-current	December 31, 2025	Current	Non-current

Nordea Bank secured term loan	$10,834	$2,032	$8,802	$12,500	$3,333	$9,167
Alpha Bank secured term loans	26,600	13,667	12,933	28,700	4,200	24,500
Huican sale and lease back financing	43,276	2,538	40,738	44,545	2,538	42,007
Kenzan Kaiun sale and lease back financing	41,647	2,603	39,044	42,938	2,603	40,335
Kowa Kaiun sale and lease back financing	43,760	2,500	41,260	-	-	-
less unamortized deferred financing costs	(1,891)	(416)	(1,475)	(1,493)	(283)	(1,210)
Total debt, net of deferred financing costs	$164,226	$22,924	$141,302	$127,190	$12,391	$114,799

	June 30, 2026	Current	Non-current	December 31, 2025	Current	Non-current

Bonds	$150,000	$-	$150,000	$100,000	$-	$100,000
less unamortized premiums and discounts	(1,054)	-	(1,054)	(3,000)	-	(3,000)
less unamortized deferred financing costs	(3,138)	-	(3,138)	(1,858)	-	(1,858)
Total bonds, net of unamortized premiums, discounts and deferred financing costs	$145,808	$-	$145,808	$95,142	$-	$95,142

Secured Term Loans: The Company, through its vessel-owning subsidiaries, has entered into various long-term loan agreements with certain financial institutions (as described below) to partially finance the acquisition cost of its tanker vessels. The Company’s bank loans are repayable in quarterly installments. Certain loan agreements also require a balloon payment to be made together with the final scheduled installment, while one loan agreement does not include a balloon payment at maturity. The Company’s loans bear variable interest at SOFR plus a fixed margin, which during the six months ended June 30, 2026 ranged from 0.50% to 2.50%. The loan maturities fall due in July 2030, and at each utilization date, arrangement fees ranging from 0.50% to 0.70% were paid. As of June 30, 2026, the term loans were collateralized by four of the Company’s tanker vessels, whose aggregate net book value was $106,269.

Nordea Bank Abp, Filial i Norge (“Nordea Bank”)

On August 4, 2023, the Company refinanced the existing outstanding loan of the amount of $17,859 with Nordea Bank which was initially entered to partially finance the acquisition of the vessels “Blue Moon” and “Briolette”, with a revolving credit in an aggregate amount not exceeding $20,000 at any one time. As such, the Company drew down an amount of $2,141. The new loan has a duration of 5 years from the signing date of the agreement. The Company followed the applicable guidance of ASC 470 and concluded that the specific loan should be treated as a term loan, however, if a prepayment occurs during the life of the facility, then the accounting guidance for revolving credit facilities would apply. Subsequent to the balance sheet date, the Company agreed with Nordea to amend the interest rate clause and extend the loan’s maturity (Note 12).

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
Alpha Bank S.A (“Alpha Bank”)

In November 2022, the Company, through the vessel-owning subsidiary of the vessel “P. Aliki” signed a loan agreement with Alpha Bank, to support the acquisition of the vessel by providing a secured term loan of up to $18,250. The maximum loan amount was drawn down upon the vessel’s delivery to the Company in November 2022.

Furthermore, in December 2022, the Company, through the vessel-owning subsidiary of the vessel “P. Long Beach” signed a loan agreement with Alpha Bank S.A, to support the acquisition of the vessel by providing a secured term loan of up to $22,000. The maximum loan amount was drawn down upon the vessel’s delivery to the Company in December 2022.

In April 2024, the Company agreed with Alpha Bank to amend the interest rate clauses of the two loan agreements discussed above. The Company can, at its option, place in collateral accounts amounts equal, or less, to each outstanding loan principal for the benefit of lowering the margin of the loans from 2.35% and 2.60% to 0.65%. The amounts placed in the collateral accounts are not legally restricted as long as the Company has not received from the lenders any notice for an event of default, and may, at the Company’s option, be withdrawn from the respective collateral accounts on the last day of an interest period with prior written notice to the Lender. Upon such withdrawal, the initial margin (2.35% for the “P. Long Beach” loan, and 2.60% for the “P. Aliki” loan) shall reinstate on such part of the loan. Accordingly, as of June 30, 2026, and December 31, 2025, the Company had placed in Alpha Bank’s collateral accounts the aggregate amount of $26,600 and $28,700, respectively, being equal to the loans’ outstanding principal amounts, and these cash amounts are included in Cash and cash equivalents in the accompanying consolidated balance sheets.

On July 23, 2025, the Company, through the vessel-owning subsidiaries of the vessels “P. Aliki” and “P. Long Beach”, signed a new loan agreement with Alpha Bank for an aggregate amount of $29,750, with the purpose of refinancing their existing indebtedness with the lenders. The new loan agreement extends the maturity of the loan to five years from drawing, reduces the applicable margin to 1.90% and includes financial and informational covenants similar to the two previously existing loan agreements with Alpha Bank. On July 24, 2025, the Company drew down in full the amount of $29,750 and repaid an equal amount in respect of the indebtedness of the old loan agreements with Alpha Bank, which were consequently terminated. The refinancing was accounted for as a debt modification under ASC 470.

Due to the classification of the vessel “P. Aliki” as held for sale (Note 6), the Company classified an amount of $11,567 in Current portion of long-term debt, net of unamortized deferred financing costs in the accompanying consolidated balance sheets of June 30, 2026. Subsequent to the balance sheet date, the Company prepaid to Alpha Bank a total amount of $12,775 (including the current portion of long-term debt in connection with the upcoming sale of the vessel “P. Aliki”) (Note 12).

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
Sale and Lease-Back Financing:

From July 2025 to March 2026 the Company took delivery of its newbuilding vessels Hull 1515, H1596 and H1597, which were renamed “P. Massport”, “P. Tokyo” and “P. Marseille”, respectively. At the time of the vessels’ delivery from the shipyard, as part of previously signed sale and lease back agreements with unaffiliated third parties, the Company delivered the vessels to the new buyers collecting the financing amount of $44,250, $45,392 and $45,000, respectively, and chartered back the vessels from eight to ten years, respectively, on a bareboat basis.  The Company has continuous options to repurchase the vessels at predetermined rates following the second anniversary of the bareboat charter. The Company has a purchase obligation for “P. Tokyo” and “P. Marseille” at the end of the lease term, while for “P. Massport” in case the Company does not exercise its call option by the end of the lease term, then the owners can exercise their put option according to which the Company will be obliged to purchase the vessel. The Company concluded that the sale and lease-back agreements were financing arrangements. The agreements are repayable in monthly installments plus one balloon installment per agreement to be paid together with the last installment. The agreements also bear variable interest at SOFR plus a fixed margin, which during the six months ended June 30, 2026 ranged from 2.05% to 2.425% per annum. The maturities fall due in June 2033 and August 2035, and at each utilization date were paid arrangement fees ranging between 0.80% and 1.60%.

Nordic Trustee Bond (“the Bonds”)

On July 2, 2025, the Company announced the successful placement of $100,000 of senior secured bonds in the Nordic bond market. The bonds mature in July 2029 and bear a fixed coupon of 9.875% per annum, payable semi-annually in arrears. The bonds were issued at 97% of par, and the offering closed on July 17, 2025. The Company received net proceeds of $94,748, which were initially restricted until their utilization in December 2025 to partially finance the acquisition of the Suezmax tanker vessels “P. Beverly Hills” and “P. Bel Air”.

Prior to the execution of the amended and restated bond agreement in June 2026 described below, the bonds were secured by first-priority mortgages over the Company’s vessels “P. Monterey” and “P. Sophia”. Upon execution of the amended and restated bond agreement, the mortgage over “P. Sophia” was released and the remaining security package for the vessel “P. Monterey” was subsequently released. The bond agreement also includes customary informational and financial covenants and requires a minimum cash liquidity of $20,000 at all times during the bond period. The Company is permitted to make dividend distributions, provided that no events of default exist, and up to a certain percentage of the Company’s net profits.

On January 13, 2026, the Company announced the successful placement of a $50,000 tap issue under the existing bond. The tap issue bears interest at the same fixed rate of 9.875% per annum, payable semi-annually in arrears, and was priced at a premium of 103.00% of par. The tap issue closed on January 27, 2026, and the Company received net proceeds of $50,724. Following the tap issue, the total outstanding amount under the Company’s Bonds increased to $150,000. The net proceeds are available for general corporate purposes in accordance with the terms of the tap issue. On April 1, 2026, the Company’s $150,000 aggregate principal amount of bonds was listed on the Oslo Stock Exchange.

Finally, on June 26, 2026, the Company entered into an amended and restated bond agreement governing its 9.875% senior bonds. Upon execution of the amended and restated bond agreement, the Bonds became senior unsecured obligations of the Company following the release of the existing security package, including the first-priority ship mortgages over the “P. Monterey” and “P. Sophia” vessels. In addition, the amended and restated bond agreement removed the restrictions on the use of proceeds from the sale of collateral vessels, increased the minimum liquidity covenant from $20,000 to $30,000, and provided for the payment of a one-time amendment fee of $488, being equal to 0.325% of the $150,000 aggregate principal amount of the Bonds, which was accounted for under the provisions of ASC 470 for debt modification and is included in Bonds, net of unamortized premiums, discounts and deferred financing costs in the accompanying balance sheets.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
All bank loans are guaranteed by Performance Shipping Inc. and are also secured by first priority mortgages over the financed fleet, first priority assignments of earnings, insurances and of any charters exceeding durations of certain length of time, pledge over the borrowers’ shares and over their earnings accounts, and vessels’ managers’ undertakings, and also require a minimum hull value of the financed vessels. The loan agreements and the bond terms also impose restrictions as to dividend distribution following the occurrence of an event of default and changes in shareholding, include customary financial covenants and require at all times during the facility period a minimum cash liquidity. As at June 30, 2026 and December 31, 2025, the maximum compensating cash balance required under the Company’s loan agreements and bond amounted to $30,000 and $20,000, respectively, and is included in Cash and cash equivalents in the accompanying consolidated balance sheets. Also, as at June 30, 2026 and December 31, 2025, the restricted cash, being pledged deposits, required under the Company’s loan agreements amounted to $1,000 and $1,089, respectively, and is included in Restricted cash, current and Restricted cash, non-current in the accompanying consolidated balance sheets.  As at June 30, 2026 and December 31, 2025, the Company was in compliance with all of its loan covenants.

The weighted average interest rate of the Company’s long-term debt for the six months ended June 30, 2026 and 2025 was 7.26% and 5.57%, respectively.

For the six months ended June 30, 2026, and 2025, total interest expense on long-term debt and bonds amounted to $11,385 and $1,282 and is included in Interest and finance costs in the accompanying unaudited interim consolidated statement of operations. Accrued interest on long term debt as of June 30, 2026 and December 31, 2025, amounted to $6,868 and $4,781, respectively, and is included in Accrued liabilities in the accompanying consolidated balance sheets.

As at June 30, 2026, the maturities of the drawn portions of the debt facilities (bank loans, sale and lease back financing and the bond financing), as described above, are as follows:

Principal Repayment
Year 1	$25,073
Year 2	12,456
Year 3	12,450
Year 4	162,450
Year 5 and thereafter	103,688
Total	$316,117

8.	Commitments and Contingencies

(a) Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any claims or contingent liabilities, which should be disclosed, or for which a provision should be established and has not in the accompanying unaudited interim consolidated financial statements.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements.

The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the protection and indemnity association (“P&I Association”) in which the Company’s vessels are entered. The Company’s vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year.  Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls outstanding in respect of any policy year.

(b) As of June 30, 2026, the Company has entered into three shipbuilding contracts for the construction of one Aframax and two Suezmax tankers (Note 5). As of June 30, 2026, the remaining aggregate instalments under the contracts for the construction of Hulls H1624, H1627 and H1628 amount to $175,296.

(c) As of June 30, 2026, the Company’s fleet was operating under time-charters. The minimum contractual annual charter revenues, net of related commissions to third parties (including related parties), to be generated from the existing as of June 30, 2026, non-cancelable time charter contract for the operating fleet are estimated at $97,287 until June 30, 2027, at $87,251 until June 30, 2028, at $67,033 until June 30, 2029, at $44,951 until June 30, 2030 and at $12,269 until June 30, 2031.

9.     Changes in Capital Accounts

(a) Company’s Preferred Stock: As of June 30, 2026, and December 31, 2025, the Company’s authorized preferred stock consists of 25,000,000 shares of preferred stock, par value $0.01 per share. Of these preferred shares, 1,250,000 were designated as Series A Preferred Shares, 1,200,000 were designated as Series B Preferred Shares, and 1,587,314 were designated as Series C Preferred Shares.

As of June 30, 2026, no Series B Preferred Shares were issued and outstanding, compared with 50,726 Series B Preferred Shares (of liquidation preference $1,268) as of December 31, 2025. As of June 30, 2026, and December 31, 2025, 1,423,912 Series C Preferred Shares (of liquidation preference $35,598), were issued and outstanding. As of June 30, 2026, and December 31, 2025, Aliki Paliou held through Mango (Note 4) 1,314,792 Series C Preferred Shares, and Andreas Michalopoulos held 56,342 Series C Preferred Shares.

On May 25, 2026, the Company’s Board of Directors approved for redemption all of the Company’s outstanding Series B Preferred Shares, in accordance with their contractual terms. The redemption was effective as of June 30, 2026 and consisted of a payment of $25.00 per share for 50,726 shares, plus accrued dividends of $0.041 per share, resulting in an aggregate payment to Series B preferred shareholders of $1,270. The redemption of the Series B Preferred Shares was accounted for as an equity transaction and the excess of carrying amount of the Series B Preferred Shares over the redemption amount was treated as a deemed contribution from the Series B preferred shareholders and increased income available to common shareholders for purposes of calculating earnings per share.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
The material terms of the Series B Preferred Shares were as follows: 1) Dividends: The Company was paying a 4.00% annual dividend on the Series B Preferred Shares, on a quarterly basis, either in cash, or, at the Company’s option, through the issuance of additional common shares, valued at the volume-weighted average price of the common stock for the 10 trading days prior to the dividend payment date; 2) Voting Rights: Each Series B Preferred Share had no voting rights; 3) Conversion Rights: Each Series B Preferred Share was convertible at the option of the holder during the applicable conversion period, which expired on March 15, 2023, and for additional cash consideration of $7.50 per converted Series B Preferred Share, into two Series C Preferred Shares (see description below); 4) Liquidation: Each Series B Preferred Share had a fixed liquidation preference of $25.00 per share; 5) Redemption: The Series B Preferred Shares were not subject to mandatory redemption or to any sinking fund requirements, and was redeemable at the Company’s option, at any time, on or after the date that was the date immediately following the 15-month anniversary of the issuance date, at $25.00 per share plus accumulated and unpaid dividends thereon to and including the date of redemption. Also, upon the occurrence of a liquidation event, holders of Series B Preferred Shares would be entitled to receive out liquidating distribution or payment in full redemption of such Series B Preferred Shares in an amount equal to $25.00, plus the amount of any accumulated and unpaid dividends thereon; 6) Rank: Finally, the Series B Preferred Shares ranked senior to common shares with respect to dividend distributions and distributions upon any liquidation, winding up or dissolution of the Company.

The material terms of the Series C Preferred Shares are as follows: 1) Dividends: Dividends on each Series C Preferred Share shall be cumulative and shall accrue at a rate equal to 5.00% per annum of the Series C liquidation preference per Series C Preferred Share from the dividend payment date immediately preceding issuance, and can be paid either in cash, or, at the Company’s option, through the issuance of additional common shares; 2) Voting Rights: Each holder of Series C Preferred Shares is entitled, from the date of issuance of the Series C Preferred Shares, to a number of votes equal to the number of Common Shares into which such holder’s Series C Preferred Shares would then be convertible (notwithstanding the requirement that the Series C Preferred Shares are convertible only after six months following the Original Issuance Date), multiplied by 10. The holders of Series C Preferred Shares shall vote together as one class with the holders of Common Shares on all matters submitted to a vote of the Company’s shareholders (with certain exceptions); 3) Conversion Rights: The Series C Preferred Shares are convertible into common shares (i) at the option of the holder: in whole or in part, at any time on or after the date that is the date immediately following the six-month anniversary of the Original Issuance Date at a rate equal to the Series C liquidation preference, plus the amount of any accrued and unpaid dividends thereon to and including the date of conversion, divided by an initial conversion price of $0.50, subject to adjustment from time to time, or (ii) mandatorily: on any date within the Series C Conversion Period,  being any time on or after the date that is the date immediately following the six-month anniversary of October 17, 2022 (or “the Original Issuance Date”), on which less than 25% of the authorized number of Series C Preferred Shares are outstanding and the volume-weighted average price of the common shares for the 10 trading days preceding such date exceeds 130% of the conversion price in effect on such date, the Company may elect that all, or a portion of the outstanding Series C Preferred Shares shall mandatorily convert into common shares at a rate equal to the Series C liquidation preference, plus the amount of any accrued and unpaid dividends thereon to and including such date, divided by the conversion price.  The conversion price is subject to adjustment for any stock splits, reverse stock splits or stock dividends, and shall also be adjusted to the lowest price of issuance of common stock by the Company for any registered offering following the Original Issuance Date, provided that such adjusted conversion price shall not be less than $0.50. The conversion price has been adjusted since March 1, 2023 to $1.36; 4) Liquidation: Each Series C Preferred Share has a fixed liquidation preference of $25.00 per share; 5) Redemption: The Series C Preferred Shares are not subject to mandatory redemption, and will be redeemable at the Company’s option, at any time, on or after the date that is the date immediately following the 15-month anniversary of the issuance date, in whole or in part, at $25.00 per share plus accumulated and unpaid dividends thereon to and including the date of redemption. The Company shall effect any such redemption by paying a) cash or, b) at the Company’s election, and provided on the date of the redemption notice less than 25% of the authorized number of Series C are outstanding, shares of common stock valued at the volume-weighted average price of common stock for the last 10 trading days prior to the redemption date. Also, upon the occurrence of a liquidation event, holders of Series C Preferred Shares shall be entitled to receive out liquidating distribution or payment in full redemption of such Series C Preferred Shares in an amount equal to $25.00, plus the amount of any accumulated and unpaid dividends thereon; 6) Rank: The Series C Preferred Shares rank senior to common shares, and on a parity with the Series B Preferred Stock, with respect to dividend distributions and distributions upon any liquidation.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
For the six months ended June 30, 2026, and 2025, declared and paid dividends on Series B preferred shares amounted to $26 and $26 (or $0.50 and $0.50 per each Series B preferred share), respectively. As of June 30, 2026, and December 31, 2025, accrued and not paid dividends on the Series B preferred shares amounted to $nil and $2, respectively. Accrued and not previously declared dividend of $2 was paid in June 2026 along with the redemption of Series B preferred shares in accordance with their contractual terms.

For the six months ended June 30, 2026, and 2025, declared and paid dividends on the Series C preferred shares amounted to $889 and $889 (or $0.625 and $0.625 per each Series C preferred share), respectively, out of which $822 and $822,respectively, were paid to Mango (Note 4). As of June 30, 2026, and December 31, 2025, accrued and not paid dividends on the Series C preferred shares, amounted to $79 and $79, respectively.

(b) Class A, July, August 2022 Warrants: As of June 30, 2026, and December 31, 2025, the Company had outstanding 567,366 Class A Warrants, 1,033,333 July 2022 Warrants, and 2,122,222 August 2022 Warrants.
The Class A Warrants were issued in connection with the Company’s June 2022 public offering, the July 2022 Warrants were issued in connection with the Company’s July 2022 offering, and August 2022 Warrants were issued in connection with the Company’s August 2022 offering. The warrants are exercisable for shares of the Company’s common stock and expire between five and five and a half years from their respective issuance dates. The Class A Warrants have an exercise price of $15.75 per share. The July 2022 Warrants and August 2022 Warrants have an exercise price of $1.65 per share following the exercise price adjustment on March 1, 2023, pursuant to their down-round adjustment provisions. The warrants do not have voting, dividend, participation or liquidation rights.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
(c) Series A and Series B Warrants: As of June 30, 2026, and December 31, 2025, the Company had outstanding Series A Warrants to purchase 14,300 shares of common stock and Series B Warrants to purchase 4,097,000 shares of common stock, issued in connection with the Company’s March 2023 registered direct offering.
The Series A and Series B Warrants were issued in connection with the Company’s March 2023 registered direct offering. The Series A and Series B Warrants are exercisable at an exercise price of $2.25 per share and expire five years from issuance. The Series B Warrants are classified as equity instruments. The Series A Warrants are classified as liabilities due to their alternative cashless exercise feature, according to which, each Series A warrant could become exchangeable for one common share under specific conditions, which were met on March 7, 2023. The Series A warrants are recorded at fair value, with changes in fair value recognized in the unaudited interim consolidated statements of operations. The Series A warrants fair value as of the measurement dates was determined through Level 2 inputs of the fair value hierarchy as determined by management
The Company remeasured the outstanding Series A Warrants at fair value as of June 30, 2026, and December 31, 2025, which amounted to $24 and $30, respectively, and is presented as Fair value of warrants’ liability in the accompanying consolidated balance sheets. The resulting change in fair value of the warrants’ liability for the six months ended June 30, 2026, and 2025 was recognized in “Change in fair value of warrants’ liability” in the accompanying unaudited interim consolidated statements of operations.
(d) Compensation Cost on Stock Option Awards: On January 1, 2021, the Company granted its Chief Financial Officer options to purchase 8,000 shares of the Company’s common stock under the Company’s Equity Incentive Plan. The options had a five-year term and exercise prices ranging from $150.00 to $450.00 per share. The 8,000 outstanding options expired in January 2026 in accordance with the terms of the stock option agreement.

(e) Compensation Cost on Restricted Common Stock: As of June 30, 2026, and December 31, 2025, 31,441 restricted common shares remained reserved for issuance under the Company’s Equity Incentive Plan, due to expire in 2030.

10.	Earnings per Share

All common shares issued (including the restricted shares issued under the equity incentive plan, or else) are the Company’s common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreements. For the six months ended June 30, 2026 and 2025, the Company declared and paid aggregate dividends to its Series B and Series C preferred stockholders amounting to $915 and $915, respectively. The dilutive effect of share-based compensation arrangements and for unexercised warrants that are in-the money, is computed using the treasury stock method, which assumes that the “proceeds” upon exercise of these awards or warrants are used to purchase common shares at the average market price for the period, while the dilutive effect of convertible securities is computed using the “if converted” method. In particular, for the preferred convertible stock that requires the payment of cash by the holder upon conversion, the proceeds assumed to be received shall be assumed to be applied to purchase common stock under the treasury stock method and the convertible security shall be assumed to be converted under the “if-converted” method.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
For the six-months ended June 30, 2025, the computation of diluted earnings per share reflects: i) the potential dilution from conversion of outstanding preferred convertible Series C stock (as conversion from Series B preferred stock to Series C preferred stock was not applicable anymore) calculated with the “if converted” method and resulted in 26,221,126 shares, and ii) the potential dilution from the exercise of the outstanding Series A warrants using the treasury stock method which resulted in 14,300 shares, and the deduction of $2, related to the changes in fair value of Series A warrants’ liability, from net income attributable to common stockholders. For the six-months ended June 30, 2026, the computation of diluted earnings per share reflects: i) the potential dilution from conversion of outstanding preferred convertible Series C stock (as conversion from Series B preferred stock to Series C preferred stock was not applicable anymore) calculated with the “if converted” method and resulted in 26,221,126 shares, and ii) the potential dilution from the exercise of the outstanding July and August warrants and the Series A warrants using the treasury stock method which resulted in 443,366 shares, and the deduction of $6, related to the changes in fair value of Series A warrants’ liability, from net income attributable to common stockholders.

For the six months ended June 30, 2026, and 2025, securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share, because to do so would have anti-dilutive effect, are all outstanding warrants considered to be out of the money (Class A Warrants and Series B Warrants). Also same applied for the non-exercised stock options calculated with the treasury stock method, for the six months ended June 30, 2025.

The following table sets forth the computation for basic and diluted earnings per share:

	2026		2025
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Net income	$22,131	$22,131	$38,501	$38,501
Deemed contribution from the preferred stockholders in relation to the redemption of Series B preferred shares	2,436	2,436	-	-
less dividends on preferred stock	(915)	(26)	(915)	(26)
less changes in value of warrants’ liability	-	(6)	-	(2)
Net income attributable to common stockholders	23,652	24,535	37,586	38,473

Weighted average number of common shares, basic	12,432,158	12,432,158	12,432,158	12,432,158
Effect of dilutive shares	-	26,664,492	-	26,235,426
Weighted average number of common shares, diluted	12,432,158	39,096,650	12,432,158	38,667,584

Earnings per common share	$1.90	$0.63	$3.02	$1.00

11.	Financial Instruments and Fair Value Disclosures

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates. The fair value of the Series A warrants’ liability is measured at each reporting period end and at each settlement date, as discussed above (Note 9). The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. Currently, the Company does not have any derivative instruments to manage such fluctuations.

PERFORMANCE SHIPPING INC.
Notes to Unaudited Interim Consolidated Financial Statements
For the six months ended June 30, 2026 and 2025
(Expressed in thousands of US Dollars – except for share and per share and warrants data, unless otherwise stated)
As of June 30, 2026, the fair value of the Company’s Bonds, which are listed in the Oslo Stock Exchange (Note 7), was $155,475. The fair value was determined using quoted market prices for the Bonds in a market that is not considered active (Level 2 of the fair value hierarchy).

No Series A Warrants were exercised during the six months ended June 30, 2026, or during the year ended December 31, 2025. For the fair value determination on a recurring basis of the Series A warrants refer to Note 9.

12.	Subsequent Events

(a)
First Supplemental Agreement to the Nordea Loan Agreement: On July 7, 2026, the Company entered into a supplemental loan agreement with Nordea, pursuant to which the maturity date of the existing facility (Note 7) was extended to July 2030, the quarterly principal instalments were reduced, and the applicable margin was reduced. Except as amended by the supplemental loan agreement, all other terms and conditions of the loan agreement remained unchanged.

(b)
Conclusion of Sale of Vessel with Delivery to its New Owners: On July 15, 2026, the Company’s vessel “P. Sophia” was delivered to its new owners in accordance with the terms of the previously executed Memorandum of Agreement (Note 6). Upon delivery, the Company received from the buyers the agreed sale proceeds.

(c)
Partial Prepayment of the Alpha Bank Loan Agreement: On July 24, 2026, along with the scheduled installment payments of $1,050 on the Alpha Bank loan, the Company additionally made a prepayment of $12,775 to the lenders, including the portion  in connection with the upcoming sale of the vessel “P. Aliki” (Notes 6 and 7).